SO 3/16/04

Vf 3-4-04

04003509

ES
E COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Hough & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Second Avenue South, Suite 800
(No. and Street)

St. Petersburg, FL 33701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Jordan 727/895-8837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 Second Avenue South, Suite 600 St. Petersburg, FL 33701
(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 27 2004
585

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William R. Hough & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Deborah L. Purvis
My Commission DD243265
Expires August 20, 2007

[Signature]
Signature

First Vice President
Title

Deborah L. Purvis
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of xxxxxxxxxxxx Operations.
- ☒ (d) Statement of xxxxxxxxxxxxxxxxxxxxxxxx Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM R. HOUGH & CO.
Investments Since 1962

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 181 SECTION

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS	
Cash	$ 666,362
Cash segregated for the exclusive benefit of customers	2,350,000
Receivable from brokers and dealers	2,057,172
Receivable from customers	12,177,929
Receivable from non-customers	2,829,100
Securities purchased under agreement to resell	9,700,781
Deposits for securities borrowed	1,521,125
Securities inventory, at market value	203,498,280
Securities inventory, at market value, unsettled trades	100,000,000
Accrued interest and dividends receivable	1,345,893
Investment securities, at market value	10,536,682
Clearing funds and good faith deposits	2,387,206
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $3,762,164	1,465,705
Other assets	1,780,538
	$ 352,316,773
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Short-term bank loans	$ 154,346,524
Payables to brokers and dealers	3,159,318
Net payable for unsettled trades	100,000,000
Payables to customers	5,394,355
Securities sold under agreements to repurchase	3,690,000
Securities sold, not yet purchased, at market value	11,918,691
Accounts payable, accrued expenses, and other liabilities	14,330,674
Dividends payable	2,968,245
	295,807,807
Subordinated Borrowings	4,000,000
Shareholders' Equity	
Common stock, par value $.01 per share; authorized 75,000 shares; issued and outstanding 7,329 shares	73
Additional paid-in capital	12,276,207
Retained earnings	40,232,686
	52,508,966
	$ 352,316,773

See notes to financial statement.

NOTES TO FINANCIAL STATEMENT (AUDITED)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: William R. Hough & Co. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company offers a wide range of investment products and services to individuals and institutions, with business activities concentrated in the Southeastern United States and Texas.

Securities Transactions: Securities transactions and related commission expense are recorded on a settlement date basis, which is generally the third business day following the transaction date. The impact of unsettled trades is considered and adjusted for, if material. Securities owned and securities sold, not yet purchased are valued at market, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Securities Financing Transactions: The Company enters into repurchase and reverse repurchase (resell) agreements and securities borrowed transactions to finance trading inventory positions, obtain securities for settlement, and meet customer needs. Repurchase and resell agreements are accounted for as collateralized financings and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral (primarily U.S. government securities) with a market value in excess of the principal amount loaned under resell agreements and to monitor the value of the collateral in relation to amounts advanced. Deposits for securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender, which is generally 102% of the market value of the borrowed securities, subject to daily repricing. The Company monitors the market value of securities borrowed, and requests a refund or deposits additional cash, as necessary.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the lease life.

Use of Estimates: The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes: The Company has elected, pursuant to the Internal Revenue Code, to be an S corporation for federal income tax purposes. Consequently, it is not subject to federal or Florida state income taxes, as the Company's income is reported by its shareholders for income tax purposes. The Company is subject to state income taxes in several states where it conducts business, but amounts are not material to this statement of financial condition.

NOTE B – STOCK PURCHASE AGREEMENT
On December 15, 2003, the Company's Board of Directors approved entering into a Stock Purchase Agreement (the Agreement) between the Company, its shareholders, and RBC Dain Rauscher, a wholly-owned subsidiary of Royal Bank of Canada. The Agreement calls for, among other things, the purchase of all the outstanding shares of common stock of the Company from the shareholders. The effective date of the transaction is expected to be February 27, 2004. In connection with this transaction, the Company's profit-sharing and other benefit plans will be terminated. The Hough Group of Funds, an affiliated mutual fund series, will also be liquidated immediately following the completion of the transaction.

NOTE C - CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
As of December 31, 2003, the Company had $2,350,000 in cash segregated in a special reserve bank account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS
Receivable from and payable to brokers and dealers include amounts due from/to clearing organizations and securities sold to and purchased from other brokers and dealers which were not delivered or received on settlement date.

NOTE E - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS
Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

NOTE F – SECURITIES INVENTORY AND SECURITIES SOLD, NOT YET PURCHASED
The components of securities inventory and securities sold, not yet purchased are as follows:

	Securities Inventory	Securities Sold, Not Yet Purchased
State, county, and municipal bonds	$ 85,523,142	$ -
Unites States government and agency obligations	48,306,366	9,753,382
Corporate equity securities & closed-end funds	2,338,947	1,875,013
Unit investment trusts	2,318,983	-
Corporate debt obligations	64,972,666	130,000
Other securities – marketable	38,176	160,296
	$ 203,498,280	$ 11,918,691

At December 31, 2003, net unsettled securities inventory purchases were approximately $100,000,000, consisting primarily of municipal and corporate bonds. This amount is presented in the accompanying statement of financial condition as *Securities inventory, at market value, unsettled trades* and a corresponding liability presented as *Net payable for unsettled trades.*

NOTE G – INVESTMENT SECURITIES
Investment securities at December 31, 2003 consisted of corporate equity securities with a market value of $6,886,554, municipal bonds with a market value of $3,320,450, and nonmarketable securities valued at $329,678.

NOTE H - SHORT-TERM BANK LOANS AND FINANCING ARRANGEMENTS
Short-term loans bear interest at fluctuating rates based on the availability of money to the lender. The loans are fully collateralized by marketable securities that had a market value of approximately $213,000,000 at December 31, 2003.

NOTES TO FINANCIAL STATEMENT (AUDITED)

NOTE I - PROFIT SHARING PLAN
The Company has a profit sharing plan (the Plan) which provides eligibility for all fulltime employees with one year of service. Participants are always 100% vested in the Plan. Annual contributions to the Plan are determined by resolution of the Company's board of directors. In conjunction with the transaction discussed in Note B, the Board elected on December 15, 2003 to terminate the Plan effective as of the day prior to the acquisition date.

NOTE J - SUBORDINATED BORROWINGS
As of December 31, 2003, the outstanding borrowings under subordinated loan agreements were $4,000,000. Interest payable is accrued on the outstanding balance at 2% over the National Prime Rate of interest for corporate loans. As of December 31, 2003, the interest rate on these borrowings was 6%. The subordinated borrowings are scheduled to mature in 2004, but are expected to be repaid in connection with the Agreement discussed in Note B.

NOTE K - FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's securities owned and securities sold, not yet purchased are carried at market or fair value. Other financial instruments (including repurchase and resell agreements, securities borrowed, receivables and payables, and short-term bank loans) are recorded at contracted amounts which approximate fair value, as such assets and liabilities are short-term in nature, bear interest at current market rates, or are subject to repricing.

The Company receives collateral in the form of U.S. government, federal agency, corporate debt, and equity securities in connection with resell agreements and securities borrowed transactions. The Company has the right to sell or repledge these securities. The fair value of securities received by the Company which it was permitted to sell or repledge was $11,116,000 as of December 31, 2003, substantially all of which was used to cover short positions in proprietary accounts.

The Company also pledges its own assets to collateralize repurchase agreements. As of December 31, 2003, the carrying value of securities included in securities inventory that had been pledged to counterparties that had the right to sell or repledge such securities was $3,852,000.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company uses derivative financial instruments in the normal course of its business to manage market risks associated with proprietary trading positions or contractual commitments. The derivative financial instruments used by the Company include futures and options, the values of which are based upon an underlying security or index, and generally represent commitments or rights to purchase or sell fixed income financial instruments at a future date for a specific price. These contracts expose the Company to off-balance sheet risk in the event that changes in futures or options prices do not closely correlate with changes in inventory prices.

As of December 31, 2003, the notional amounts of financial futures and options contracts held for risk management purposes (commitments to sell U.S. Treasury notes and bonds) were $4,000,000. This total, which is not recorded in the statement of financial condition, indicates the volume of the Company's activity and should not be interpreted as a measure of actual market risk. The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standards (SFAS) No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133*; SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities;* and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required by SFAS No. 133 (as amended) are generally not applicable with respect to this statement of financial condition.

The Company also enters into transactions involving government agency mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis and enters into underwriting commitments. As of December 31, 2003, the Company had entered into TBA transactions with various counterparties for which the underlying contract amounts totaled $268,000,000 (purchase commitments) and $307,000,000 (sales commitments). All open TBA commitments are marked to market, with unrealized gains and losses reflected in earnings. Because the Company generally enters into offsetting purchase and sale commitments in TBAs, market risk, which is the potential for loss due to changes in interest rates or other factors that may result in a change in the market value of the underlying financial instruments, is not generally significant for these transactions. The Company's exposure to credit risk exists due to the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring losses. As of December 31, 2003, unsecured receivables from counterparties totaled $556,000. The Company monitors the creditworthiness of customers with which it transacts business in TBAs.

The Company's primary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations, in which case the Company would have to sell or purchase the securities at prevailing market prices. Such risks may be increased by volatile trading markets.

As a part of its normal activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to acquire securities at prevailing market prices, which may exceed the amounts recognized in the statement of financial condition.

The Company borrows or lends money through security transactions subject to repurchase or resell agreements. The market value of securities to be repurchased or resold is monitored, and additional collateral is requested where appropriate. The Company takes physical possession of securities purchased under agreements to resell. Resell agreements may expose the Company to off-balance sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. Repurchase agreements may expose the Company to off-balance sheet risk, as the Company may be obligated to acquire securities at a price greater than the recorded liability.

NOTE M - CONCENTRATIONS OF CREDIT RISK
The Company conducts business with a diverse group of broker-dealers, institutional investors, and individual investors that are located throughout the United States. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers to satisfy their obligations to the Company.

Banking activities are conducted with commercial banks located in New York and Florida. From time to time, cash balances at these banks may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE N - COMMITMENTS AND CONTINGENCIES
The Company, in the normal course of business, is involved in various legal actions and proceedings. Management of the Company, based in part on consultation with counsel, believes that the resolution of these matters will not have a materially adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company purchases and sells securities on a when, as, and if issued basis and enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003, and were subsequently settled, had no material effect on the statement of financial condition as of that date.

NOTE N - COMMITMENTS AND CONTINGENCIES (continued)
The Company is committed under noncancellable lease agreements for office space with remaining terms of one to four years. Terms of the agreements provide for general increases based on inflation adjustment factors. Future minimum rental commitments, by year and in the aggregate, are as follows:

2004	2005	2006	2007	Total
$849,000	$701,000	$495,000	$93,000	$2,138,000

NOTE O - NET CAPITAL REQUIREMENT
The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital levels and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. At December 31, 2003, net capital was $24,918,557, required net capital was $1,862,334, and aggregate indebtedness was approximately 112% of net capital.

NOTE P - RELATED PARTY TRANSACTIONS
The Company serves as investment advisor, distributor, and transfer agent for The Hough Group of Funds (the Funds). The Funds include The Florida TaxFree Money Market Fund and The Florida TaxFree ShortTerm Fund. The Company is reducing fees to which it would be entitled, and in addition, is limiting the operating expenses of the Funds to the extent that they exceed .50% of the Funds' average daily net assets.

The Company also executes securities transactions for the account of Republic Bank (Republic). Republic is related through common ownership by the Company's largest shareholder.

Included in other assets at December 31, 2003 was $81,400 due from shareholders.

Receivables from non-customers represent amounts due from shareholders and an affiliated company for funds advanced in margin accounts. Amounts receivable and corresponding market values of securities held in non-customer margin accounts were $2,829,000 and $39,537,000, respectively, as of December 31, 2003.

Related Party Subsequent Event
On February 19, 2004, the Company received $476,470 from a related corporation as a compensation settlement for analytical and advisory services rendered by the Company to the related corporation in prior years. Entitlement to the amount was contingent upon completion of certain transactions and other actions, not all of which had been finalized as of December 31, 2003. As such, this settlement is not reflected in the accompanying statement of financial condition.

NOTE Q - REPORTING REQUIREMENTS
This statement of financial condition has been prepared in accordance with Rule 17a-5 of the Securities and Exchange Commission, and has been filed with the regional office of the Securities and Exchange Commission in Miami, Florida.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
William R. Hough & Co.

We have audited the accompanying statement of financial condition of William R. Hough & Co. as of December 31, 2003. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William R. Hough & Co. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 18, 2004